August 4, 2006

BY FAX AND U.S. MAIL

Mary E. Thornton, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

> Re: TIAA Separate Account VA-3
>   Initial Registration Statement on Form N-4
>   File Nos. 333-134820; 811-21907

Dear Ms. Thornton:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 7, 2006. The registration statement received a full review. Based on our review, we have the following comments. The page numbers referenced below relate to the courtesy copy of the registration statement provided by the registrant.

1. **General Comment**

   a. Please explain supplementally your legal basis for not filing a separate prospectus that is specific to a given fee level.

   b. Please supplementally explain whether you intend to include in each prospectus the first paragraph under the heading "What expenses must I pay under the contract?" and if so, why?

   c. Please supplementally explain whether the expense level attributable to a plan can change from one expense level to another expense level and under what circumstance, if any, this can happen.

2. **General Comment**

   The term "investment accounts" is used throughout this prospectus presumably relating the sub-accounts offered under this contract. However, the reader might think "investment accounts" refer to the TIAA Real Estate Account and other CREF accounts. Please consider defining the term "investment account" or using some other term that will avoid any confusion.

3. **Cover page**

    Please move Form N-4 item 1(vi) (the date of the Statement of Additional Information) and item 1(vii) to the cover page of the prospectus.

4. **Fee and Expense Tables (p. 8 – 12)**

    a. Please list the maximum premium tax in the fee table. See Form N-4, Item 3, Instr. 5.

    b. With regard to the "Net Annual Fund Operating Expenses that are deducted from fund assets, including management fees and other expenses—after any contractual waivers or reimbursements", please summarize a range of expiration dates for the waivers (e.g., disclosure that the contractual waiver commitments range from one to three years.)

    c. Please make the preamble to the annual fund fee table more prominent.

    d. Please note that the fiscal year ended almost one year ago for most of the funds. Please note you are obligated to revise the fund fees stated for any material change since the end of the previous fiscal year. *See* Form N-4, item 3, instr. 18(a) and (b).

    e.   "Total Annual Fund Operating Expenses by Fund (p. 10)

        i. Footnote 1 reads in part, "These expense reimbursement agreements are currently expected to continue through…." "Expected to continue" suggests that the waiver is not contractual, as a contractual waiver ends when specified. Please clarify this language to resolve any ambiguity.

        ii. Please supplementally explain why the waivers end on April 30, when the funds' fiscal year ends on other dates (except for the EuroPacific Growth Fund).

        iii. Please identify the fund(s) to which footnote 2 relates.

        iv. Please clarify supplementally whether Lifecycle fees include underlying fund fees.

        v. In the section titled "Total Annual Fund Operating Expenses by Fund", please move footnote 3 to a more appropriate location (i.e. next to the line item that names the affected fund).

5. **Other Investment Options**

    a. The prospectus states that an investor may allocate premiums to the TIAA Real Estate Account "under the terms of the contract...." Clarify supplementally whether in fact allocations to this account are under the terms of the contract offered through this prospectus. If this is not the case, then revise the prospectus accordingly.

b. In addition, this section invites investors to "see the ...prospectus" for the TIAA Real Estate Account as well as for other investment options that offered under the terms of the plan to which interests in the TIAA Access contracts are sold. Please note that a communication regarding a security must state where prospectuses that comply with Section 10 of the 1933 Act can be obtained for the communication itself not to be deemed a prospectus for that security. Securities Act of 1933, Section 2(a)(10).

6. **How to Make Transfers (p. 22)**

Please clarify the inconsistency between the sections titled "How to Make Transfers" (p. 22) and "To Change Your investments" (p. 21)

7. **Transfer to and from other TIAA-CREF Accounts (p. 22)**

Please supplementally explain the extent to which transferring money to other TIAA-CREF Accounts affects benefits under this contract.

8. **Market Timing/Excessive Trading Policy (p. 23)**

a. Please supplementally explain whether the 40% foreign investment policy is based on the underlying fund's strategy or on its actual holdings.

b. Please explain how an investor would know whether a fund he is invested in invests more than 40% of its assets in foreign securities. Please consider listing those funds in the prospectus.

c. Please revise the sentence (top of page 24) that reads, "Because we have discretion in applying these policies, it is possible that similar activity could be handled differently because of the surrounding circumstances." to read "Because we have discretion in applying these policies, it is possible that similar activity could be handled differently with the result that some market timing activity may not be deterred."

9. **Redemption Fees (p. 24)**

Please supplementally explain whether the imposition of redemption fees flows through to the redeeming contractholder, or whether redemption fees, because of the use of an omnibus account, are assessed against all contractholders.

10. **The Annuity Period in General (p. 24)**

a. Please clarify what investment options may not be annuitized and describe supplementally why they cannot be annuitized.

i. If it is the case that no investment held by this separate account be annuitized, at the beginning of the section entitled "The Annuity period in General," please state clearly and in bold-faced type that an owner cannot currently annuitize any of his or her separate account investment. In addition, please include a similar warning to investors in the summary section of the prospectus.

ii. If there are specific subaccounts that cannot be annuitized, please specifically list which subaccounts cannot be annuitized and place this disclosure in bold-faced type. In addition, please include disclosure language to this effect in the summary section of the prospectus.

b. Please provide a more definite timeframe for when a contractholder may be able to begin receiving an income stream, otherwise, provide the factors that would determine when one could annuitize their separate account value.

c. Please correct the typographical error within the text box.

11. Annuity Starting Date (p. 25)

There appears to be a bifurcated structure for premium payments made during the payout phase, where part of the contract will be in the annuity phase and part will be in the accumulation phase. Please provide an example of this policy to clarify this structure for the contractholder.

12. Income Options (p. 25)

Annuity Units are defined in the glossary as a function of amounts invested, yet the prospectus states "the number of annuity units you purchase will depend on the income option you pick." Please clarify this inconsistency supplementally and provide examples in this section of how the Annuity Units vary with the option chosen. The examples should cover each of the different income options listed.

13. Payment of the Death Benefit (p. 27)

a. Please explicitly state what the death benefit value is and when it is determined.

b. Please provide examples of the death benefit calculations described on page 29.

14. Mortality and Expense Risk Charge (p. 30)

"TIAA's mortality risks come from its obligations to make annuity payments before the annuity starting date." Please supplementally explain what this means.

15. Item 7(c)

Please include a discussion of any changes that may be made to the contract. *See* Form N-4, item 7(c).

16. Assignment of Contracts (SAI p. B-4)

Please resolve the inconsistence between the "Assignment of Contracts" section of the Statement of Additional Information and the "Assigning your Contract" section in the prospectus. (p. 33)

17. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

18. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

       Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

       Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to be at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

                  Sincerely,

                  Michael L. Kosoff
                  Staff Attorney
                  Office of Insurance Products